CIC MARKET SOLUTIONS, INC.
(FORMERLY CM-CIC MARKET SOLUTIONS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIC Market Solutions, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex J. Englese (212) 659-6292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I ___Alex J. Englese_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___CIC Market Solutions, Inc_____ , as
of _December 31,_____, 2019_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions_____

JACOB D. MOGRAY
Notary Public, State of New York
No. 01MO6329554
Qualified in New York County
Commission Expires Aug. 31, 2023

_____
Signature

_____
CEO/CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIC MARKET SOLUTIONS, INC.

Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3-6

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CIC Market Solutions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIC Market Solutions, Inc. (formerly CM-CIC Market Solutions, Inc.) (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eisner Amper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 26, 2020

CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	2,112,289
Due from parent		158,323
Prepaid and other assets		34,210
	$	2,304,822
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expense	$	149,157
Due to affiliate		409,619
Subordinated loan		1,000,000
Total liabilities		1,558,776
Common stock, $0.01 par value per share, 934 shares authorized, issued and outstanding		9
Additional paid-in capital		13,431,009
Accumulated deficit		(12,684,972)
Total stockholder's equity		746,046
	$	2,304,822

See notes to statement of financial condition

CIC MARKET SOLUTIONS, INC.
Notes to Statement of Financial Condition
December 31, 2019

NOTE A - ORGANIZATION

CIC Market Solutions, Inc. (formerly CM-CIC Market Solutions, Inc. which changed its name on November 6, 2019) (the "Company") is a wholly-owned subsidiary of Crédit Industriel et Commercial (the "Parent" or "CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

During 2019, the Company's principal business activity consisted of facilitating certain securities transactions for CIC pursuant to a services agreement (See Note B). On January 23, 2019, the Company ceased its activities of buying and selling securities on behalf of its customers and terminated its agreement with its clearing broker.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Revenue Recognition:

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

When the Company acts as a principal that satisfies a performance obligation, the Company recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer.

When the Company acts as an agent that satisfies a performance obligation, the Company recognizes revenue in the net amount of consideration to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party (after deducting costs or fees paid to the other party).

The Company's revenues are derived from the following activities:

Services income: In accordance with a services agreement with the Parent, the Company facilitates certain securities transactions between the Parent and major US institutional investors in compliance with Rule 15a-6. The Parent compensates the Company for all costs incurred in order to introduce and maintain the US/Canada clients to the Parent along with the compensation for its chaperoning functions under the agreement equal to 115% of monthly costs. The performance obligation is satisfied over time and the services are continuously provided and consumed.

Commissions: The Company, through January 23, 2019, bought and sold securities on behalf of its customers as an agent. Each time a customer entered into a buy or sell transaction, the Company charged a commission. Commissions and related clearing expenses were recorded on the trade date.

CIC MARKET SOLUTIONS, INC.
Notes to Statement of Financial Condition
December 31, 2019

[2]   Revenue Recognition (continued):

The Company believes that the performance obligation was satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

[3]   Income taxes:

Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates In effect at the balance sheet date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.

Authoritative accounting guidance requires the Company to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on technical merits of the position. At December 31, 2019, the Company had no uncertain tax positions that require accrual under guidance.

[4]   Cash and cash equivalents:

Cash and cash equivalents consist of cash and a money market mutual fund. The Company considers all highly-liquid instruments with a maturity of three months or less at the date of purchase and money market mutual funds to be cash equivalents. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

[5]   Fair value of financial instruments:

At December 31, 2019, the carrying value of the Company's financial instruments approximate their fair values due to the nature of their short term maturities.

The following table represents the carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash and cash equivalents	$ 2,112,289	$ 2,112,289	$ -	$ -	$ 2,112,289
Due from parent	158,323	-	158,323	-	158,323
TOTALS	$ 2,270,612	$ 2,112,289	$ 158,323	$ -	$ 2,270,612
LIABILITIES					
Due to affiliate	$ 409,619	$ -	$ 409,619	$ -	$ 409,619
Subordinated loan	1,000,000	-	1,000,000	-	1,000,000
TOTALS	$ 1,409,619	$ -	$ 1,409,619	$ -	$ 1,409,619

CIC MARKET SOLUTIONS, INC.
Notes to Statement of Financial Condition
December 31, 2019

[6]   Leases:

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with a services agreement with the Parent, effective April 1, 2018 the Company facilitates certain securities transactions between the Company and major US institutional investors in compliance with Rule 15a-6. The Parent compensates the Company for all costs incurred in order to introduce and maintain the US/Canada clients to the Parent along with the compensation for its chaperoning functions under the agreement equal to 115% of monthly costs.

The Company is a party to an administrative services agreement with an affiliate dated June 30, 2019, CIC (New York Branch) ("CIC-NY"). The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration; leasehold space, furniture and equipment; operational services; computers and related systems support; data and communication lines and equipment.

At December 31 2019, the Company has a payable to CIC-NY related to its participation on CIC-NY's defined benefit plan. See Note F.

The Company has a subordinated loan payable to CIC in the principal amount of $1,000,000 with interest payable at 5.03% per annum which matures on May 24, 2024.

NOTE D - INCOME TAXES

The Company is subject to Federal, New York State and New York City income taxes.

At December 31, 2019, the Company has a deferred tax asset of $2,448,000, consisting of net operating loss carry forwards of $2,336,000 and accrued expenses of $112,000, for which the Company has provided a full valuation allowance based on the likelihood of realization.

As of December 31, 2019, the Company has net operating loss carryforwards for federal income tax purposes of approximately $9,600,000. The net operating loss carryforwards will expire through 2037. These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007. Annual losses prior to 2007 are limited to approximately $141,000 annually through 2037.

NOTE E- NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2019, the Company had net capital approximately of $1,554,000 which was approximately $1,304,000 in excess of the amount required of $250,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

Pursuant to SEC Rule 15a-6 and related FAQ's issued by the SEC Division of Trading and Markets, a registered broker-dealer that acts as a chaperone in connection with securities transactions is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law.

NOTE F- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administrative services agreement with CIC-NY, the Company also participates in CIC-NY's Cash Balance Plan, a defined benefit plan. The Company has a payable of $409,619 related to its participation in the Cash Balance Plan at December 31, 2019 for the accumulated benefits payable which is due to affiliate on the accompanying statement of financial condition.